Sophia Hudson, P.C. To Call Writer Directly: +1 212 446 4750 sophia.hudson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

October 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Tracey Houser,

Brian Cascio,

Dillon Hagius,

Suzanne Hayes

Re:  Evotec SE

        Registration Statement on Form F-1

        Filed October 8, 2021

        File No. 333-260143

Dear Ms. Houser, Mr. Cascio, Mr. Hagius, and Ms. Hayes:

On behalf of our client, Evotec, SE (the “Company”), we set forth below the Company’s responses to the letter, dated October 19, 2021, containing the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form F-1 confidentially submitted by the Company on October 8, 2021 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Munich     Paris    Shanghai    Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 22, 2021

Form F-1 filed October 8, 2021

Prospectus Summary

Overview, page 1

1.

Staff’s comment: We note your disclosure that a substantial majority of your revenues are based on fee-for-service agreements or FTE-based arrangements recognized across both your operating segments, please quantify the percentage of your revenues from milestone fees and royalty payments.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 1 and 97 of the Amendment to quantify the percentage of revenues from milestone and royalty payments.

2.

Staff’s comment: We note your response to comment 3. Given the significant claim made and the comparison to your “identified competitors,” please clarify that you believe your review of public disclosures provided sufficient information about all of your competitors or identify who the competitors you identified are.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 2 and 97 of the Amendment to clarify that the basis of the Company’s comparison is the public disclosure of industry participants concerning the services they offer.

3.

Staff’s comment: We note your response to comment 4 that the benchmark data was derived from a report prepared for the Company by an independent consultant for marketing research relating to the drug development market and not specifically for inclusion in the Registration Statement. Please refer to this report in the filing itself so that investors understand the basis for this statement.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 2 and 98 of the Amendment accordingly.

Business

Overview of Disclosed Clinical Stage Pipeline Assets, page 127

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 22, 2021

4.	Staff’s comment: Please revise this table to provide a more specific description of the indications identified as “Oncology,” “Women’s Health,” and “Inflammation.”

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 125 of the Amendment.

Change in Auditor, page 211

5.

Staff’s comment: Please expand your disclosures to provide the information required by Item 304(a)(1)(i) of Regulation S-K and request an updated letter from Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.

Response: The Company respectfully acknowledge the Staff’s comment and has modified its disclosure on page 210 and EY has provided an update letter included in the Amendment as Exhibit 16.1. Please note that EY has not yet formally resigned as auditor of the Company’s PCAOB-compliant financial statements due to the legal steps in Germany required. The Company advises it will update these disclosures through the effective date of this registration statement and, as required, would also include such disclosures in item 16F of its annual report on Form 20-F, including EY’s letter to the SEC.

(4) Segment information, page F-40

6.

Staff’s comment: We note your response to comment 8 that the CODM receives P&L information at the segment level in addition to adjusted EBITDA. While you have revised the segment footnote, we also note that you continue to provide the P&L information along with adjusted EBITDA at the segment level in MD&A. Further, we note that you only provide an analysis of revenue and cost of revenue at the segment level and not adjusted EBITDA or any other line items. As such, it remains unclear why you are continuing to present adjusted EBITDA as the performance measure in your segment footnote disclosures based on the guidance in IFRS 8.26. Please revise your segment footnote presentation to provide the profit or loss measure used by the CODM to make decisions about resource allocations and in assessing performance that is most consistent with those used in measuring the corresponding amounts in your financial statements. Otherwise, please confirm to us that the CODM does not use the P&L information at the segment level for the purposes stated in IFRS 8.5 and provide us with a detailed explanation why this information is provided but it is not used.

Response: The Company acknowledges the Staff’s comment and has amended the disclosure on pages 76 and 77 of the Registration Statement to include only the measure of profit or loss monitored by the CODM which is consistent now with our disclosures on page F-40.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

October 22, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4750 or by e-mail at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson
Sophia Hudson, P.C.

VIA E-MAIL

cc:	Werner Lanthaler

Enno Spillner

Evotec SE

Morgan Hill

Kirkland & Ellis LLP

Nathan Ajiashvili

Alison Haggerty

Latham & Watkins LLP